BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

The Board of Directors approved, at a meeting held on 12/18/2014, the payment to shareholders in the amount of R$0.43441923 per share, excluding shares held in treasury, in the form of interest on capital. Income tax will be withheld at source in accordance to the legislation in force. It also approved, additional distribution in the amount of R$0.09972393 per share, in the form of dividends, totaling R$0.53414316 per share, to be paid on 02/13/2015.

The amount to be distributed will be imputed to mandatory dividends.

Shares traded until 12/30/2014 will have full rights to the above-mentioned credit.

1.  INSTRUCTIONS FOR CREDIT

1.1. The credit will be made on 02/13/2015 directly through the custodian bank Itaú S.A. into the current account of the bank´s account holders and through Credit Order Documents/Electronic Transfers (DOCs/TEDs) for account holders of other banks.

1.2. The Company will make available, on the same date, the relevant amounts due to shareholders whose shares are held in custody at the Stock Exchange which is responsible for passing them on to the depositary brokerage firms so that they can credit it to shareholders.

1.3 The supporting documentation of immunity or exemption (certified copies), for the purpose of no income tax withholding shall be made as appropriate, upon presentation of the documents by 12/30/2014 at the address below. The same applies to shareholders supported by legal order.

1.4. Address for further information or to receive documents:

       Investor Relations Department

       Rua Hungria, 1400 – 5th floor – 01455-000 Jd. Europa – São Paulo-SP

       Phone: +55 (11) 2322-5052/5049 - Fax: +55 (11) 2322-5747

       E-mail: acoes@brf-br.com

São Paulo, December 18, 2014

Augusto Ribeiro Junior

Chief Financial and Investor Relations Officer